

March 26, 2009

Room 7010

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403

> **Re:** **Franklin Resources, Inc.**
> **Form 10-K for Year Ended September 30, 2008**
> **File No. 001-09318**

Dear Mr. Lewis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief